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APR 01 2019
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SEC

19007476

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWS Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago	IL	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Tanzil — 212-250-6003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Tanzil, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DWS Distributors, Inc., as of December 31, 2018 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Tanzil
Financial and Operations Principal

Notary Public

INGRID K. BAERWALD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6197539
Qualified in Nassau County
Commission Expires Dec. 1, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 92,139,721
Administrative service and distribution fees receivable	5,382,100
Commissions receivable	290,357
Receivable from affiliates	20,952,791
Property, plant and equipment	8,994
Other assets	510,945
Income tax receivable	55,355
Deferred tax asset, net	2,099,515
Total assets	$ 121,439,778
Liabilities and Stockholder's Equity	
Administrative service and distribution fees payable	8,685,960
Payable to affiliates	5,934,391
Income tax payable, net	2,422,444
Compensation Payable	12,068,400
Accounts payable and accrued expenses	9,047,848
Total liabilities	38,159,043
Stockholder's equity:	
Common stock:	
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares	1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares	10
Paid-in capital	10,426,109
Retained earnings	72,853,616
Total stockholder's equity	83,280,735
Total liabilities and stockholder's equity	$ 121,439,778

See accompanying notes to financial statement.

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. (" DIMA or the Parent"), formerly known as Deutsche Investment Management Americas, Inc. DWS USA is a wholly owned subsidiary of DWS Group GmBH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG. DIMA is a wholly owned subsidiary of DWS USA Corp ("DWS USA"). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

On April 2, 2018 DeAM US and its subsidiaries were transferred from DB USA Corp to DWS Group. On May 1, 2018, Deutsche Asset Management US Holding Corporation changed its name to DWS USA Corporation. On July 2, 2018, Deutsche AM Distributors, Inc. changed its name to DWS Distributors, Inc. and Deutsche Investment Management Americas Inc. changed its name to DWS Investment Management Americas Inc.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and Class A voting shares. In May, 2018, the Board of Directors decided to repatriate capital to the Parent in the form of a dividend for $90 million. This amount is reflected as an adjustment to the Company's retained earnings.

(d) Share-Based Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) 718, *Stock Compensation*.

(e) Income Taxes

Due to the transfer of DWS USA Corporation and its subsidiaries to DWS Group as described in Note 1, starting on April 2, 2018, the results of the Company are now included in the consolidated U.S. Federal income tax return of DWS USA Corporation. Prior to the transfer, the results of the Company are included in the consolidated U.S. federal income tax return of Deutsche Bank New York Branch for tax return filing purposes.

The Company's full year results are included in certain combined and unitary state tax returns of Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

Prior to March 31, 2018, the Company participated in a tax sharing agreement whereby it was reimbursed by an affiliate of Deutsche Bank New York Branch ("Affiliate") for the benefit generated from any Federal, New York State and New York City tax losses and temporary differences of the Company.

In anticipation of the Company ceasing to be a member of the Deutsche Bank New York Branch U.S. Federal Consolidated Group on April 2, 2018, the Company entered into a tax sharing separation agreement with the Affiliate on March 31, 2018.

Subsequently, the Company entered into a new tax sharing agreement with DWS USA Corporation effective as of the taxable year ending December 31, 2018. Pursuant to such tax sharing agreement, income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA Corporation on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA Corporation.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

(f) ***Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(3) Related Party Transactions

The Company has related-party transactions with Deutsche Bank AG and affiliated companies as the result of transactions entered into in the ordinary course of business. Such transactions are based on contractual agreements or standard allocations methodologies between the Company and its affiliates.

Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2018, as included in the statement of financial condition:

Assets		
Receivable from affiliates	$	20,952,791
Administrative service and distribution fee receivable		5,382,100
Commission receivable		290,357
	$	26,625,248
Liabilities		
Payable to affiliates	$	5,934,391
Accounts payable and accrued expenses		1,470,138
Compensation payable		41,419
Income taxes payable, net		2,264,451
	$	9,710,399

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are

charged for their respective costs based upon service agreements among various North American entities.

(4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 were as follows:

Deferred tax assets:		
Deferred compensation	$	2,326,121
Accrued but unpaid foreign related party expense		397,391
Gross deferred tax assets		2,723,512
Deferred tax liabilities:		
Pension and post-retirement benefits		(206,502)
Gross deferred tax liabilities		(206,502)
Cumulative tax settlement (cash received in exchange for DTAs)		(417,495)
Net deferred tax asset after settlement	$	2,099,515

Prior to March 31, 2018, the Company participated in a tax sharing agreement ("TSA") whereby it was reimbursed by an affiliate of Deutsche Bank New York Branch ("Affiliate") for Federal, NYS and NYC deferred tax assets ("DTAs") associated with its temporary differences, tax credits and net operating losses ("NOLs").

In anticipation of the Company ceasing to be a member of the Deutsche Bank New York Branch US Federal Consolidated Group on April 2, 2018, the Company entered into tax sharing separation agreement with the Affiliate on March 31, 2018. This caused the Company to reestablish its Federal deferred tax assets and reduce its paid in capital for $1,339,375 in exchange for reimbursing the Affiliate for previously paid Federal deferred tax assets.

While the Company ceased to be a member of the U.S. Federal Consolidated Group filed under DBNY, the Company continued to be included in the New York State and New York City combined returns. As such, the separation agreement did not require a cash reimbursement to DBNY for previously reimbursed state deferred taxes. Considering this, as of December 31, 2017, the cumulative reimbursement by the Affiliate for NYS and NYC DTAs was $585,376. During 2018, the Company reduced its deferred tax settlement account by $167,881 as a result of previously reimbursed deferred tax assets that reversed in 2018. As such, the cumulative reimbursement for NYS and NYC DTAs as of December 31, 2018 is $417,495.

Effective as of taxable year ending December 31, 2018, the Company entered into a new tax sharing agreement ("TSA II") with DWS USA Corporation as a result of the Company being included in the Federal consolidated tax return filed under DWS.

Income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA.

Since the Company utilizes a modified separate company method for its separate company income tax computation, the taxable income of the DWS USA consolidated tax group of which the Company is a member is considered in evaluating whether DTAs are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

As of December 31, 2018, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2018, the consolidated group of which the Company is a member, is under examination by the IRS after 2014. New York State is under examination for years 2013 through 2014. Illinois is under examination for tax years 2011 through 2013.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable due from other state tax authorities at December 31, 2018 is $55,355. Tax payable to other state authorities is $157,993. Tax receivable from Deutsche Bank New York Branch affiliates at December 31, 2018 is $827,187. This amount is comprised of Federal receivable of $1,559,057, New York State payable of $298,408, NYC payable of $325,714 and Other Unitary combined states net payable of $107,748. The Federal payable to DWS USA Corporation is $3,088,938 and Unitary state payable to DWS USA is $2,700.

(5) Employee Benefit Plans

Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of DBAH, the Company participated in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with

6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. However, effective on the date that Deutsche Bank AG no longer owned (directly or indirectly) at least 80% of DWS KGA, previously eligible employees are no longer allowed to additional credits to their accounts. Employees continue to receive interest credits as long as they do not receive a distribution from the plan. All eligible employees can elect a distribution, either a lump sum or an annuity. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements. The Company has agreed to continue to the fund the plan.

(b) Defined Contribution Plan – Matched Savings Plan

The Company continues to participate, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute up to 40% of their eligible compensation on a before-tax and /or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. Participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation. In addition, effective as of when Deutsche Bank AG no longer owned (directly or indirectly) at least 80% of DWS KGA, participants that are not eligible for a Company fixed contribution since they were hired, rehired or localized before January 1, 2005, will receive a Supplemental annual contribution in an amount equal to 6.5% of eligible compensation.

(c) Share-Based Compensation Plans

The Company participates in the Deutsche Bank Equity Plan and the Global Share PurchasePlan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specific future dates. The vesting period of the awards is generally from six months to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718, *Compensation-Stock Compensation*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Compensation expense

is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches, which is generally from one to three years.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2017, the Company was allocated a gain of approximately $2.0 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital.

(d) Cash Retention Plan

The company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

(6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2018, the Company's net capital, alternative net capital requirement, and excess net capital were $53,222,037, $250,000, and $52,972,037, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(7) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 29, 2019 the date the financial statements were issued.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
DWS Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DWS Distributors, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

March 29, 2019

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

DWS Distributors Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Schedule of Assessments and Payments to the Securities Investor Protection Corporation

December 31, 2018

(With Agreed-Upon Procedures Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
DWS Distributors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation for the year ended December 31, 2018, which were agreed to by DWS Distributors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 29, 2019

DWS Distributors Inc.
(A Wholly Owned Subsidiary of DWS Investment Management Americas, Inc.)
Schedule of Assessments and Payments to the Securities Investor Protection Corporation
Year ended December 31, 2018

Total revenue:		$ 186,957,491
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts		(39,181,917)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(12,556,441)
Other revenue not related either directly or indirectly to the securities business		(147,375,514)
	SIPC net operating revenues	$ (12,156,381)
General assessment @0.0015		-
less payment made with SIPC-6		-
Less overpayment applied		-
	Assessment balance due or (overpayment)	$ -